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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 13E-4/A
                                AMENDMENT NO. 3
                         ISSUER TENDER OFFER STATEMENT
      PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                         GLOBAL MOTORSPORT GROUP, INC.
                                (NAME OF ISSUER)

                         GLOBAL MOTORSPORT GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

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   COMMON STOCK, PAR VALUE $0.001 PER SHARE (AND ASSOCIATED PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   378937106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                              JAMES J. KELLY, JR.
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         GLOBAL MOTORSPORT GROUP, INC.
                             16100 JACQUELINE COURT
                         MORGAN HILL, CALIFORNIA 95037
                           TELEPHONE: (408) 778-0500
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

          KENTON J. KING, ESQ.                   THOMAS D. MAGILL, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP       GIBSON, DUNN & CRUTCHER LLP
  FOUR EMBARCADERO CENTER, SUITE 3800          4 PARK PLAZA JAMBOREE CENTER
    SAN FRANCISCO, CALIFORNIA 94111              IRVINE, CALIFORNIA 92614
            (415) 984-6400                             (949) 451-3800


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                                 July 13, 1998
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)


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                                SCHEDULE 13E-4

                                 INTRODUCTION

  This Amendment No. 3 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") filed on July 13, 1998 relating to the offer by Global Motorsport Group, Inc., a Delaware corporation (the "Company"), to purchase up to 4,820,000 outstanding shares ("Shares") of its common stock, par value $0.001 per Share (the "Common Stock"), including the associated rights to purchase shares of Common Stock issued pursuant to that certain Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer and Trust Company (the "Rights"), at $21.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 13, 1998, as amended (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the "Offer").

  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13E-4.

ITEM 8. ADDITIONAL INFORMATION.

  Item 8(e) is hereby amended and supplemented by adding thereto the following:

    "The Company issued the press release attached hereto as Exhibit (a)(11) on August 11, 1998."

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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.*

(a)(1) Offer to Purchase, dated July 13, 1998, as amended.

(a)(2) Letter of Transmittal, dated July 13, 1998.

(a)(3) Letter to Clients, dated July 13, 1998, for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated July 13, 1998.

(a)(5) Notice of Guaranteed Delivery, dated July 13, 1998.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Press Release issued by the Company and Fremont Acquisition Company III, LLC on June 29, 1998.

(a)(8) Form of Summary Advertisement, as published in the Wall Street Journal on July 13, 1998.

(a)(9) Fairness Opinion of Cleary Gull Reiland & Devitt, Inc., dated June 28, 1998 (attached as Annex A to the Offer to Purchase filed as Exhibit
       (a)(1) above).

(a)(10) Letter to Stockholders, dated July 13, 1998, from Joseph F. Keenan, Chairman of the Board of the Company.

(a)(11) Press Release issued by the Company on August 11, 1998.

(b)(1) Commitment letter, dated June 28, 1998, by Bank of America National Trust and Savings Association, Bankers Trust Company and BancAmerica Robertson Stephens to Fremont Acquisition Company III, LLC.

(b)(2) Letter, dated June 27, 1998, by BT Alex. Brown Incorporated and BancAmerica Robertson Stephens to Fremont Acquisition Company III, LLC.

(c)(1) Amended and Restated Agreement and Plan of Merger, dated as of June 28, 1998, by and among the Company, Fremont Acquisition Company III, LLC, and GMS Acquisition Corp.

(c)(2) Stockholder Agreement, dated as of June 28, 1998, by and among Fremont Acquisition Company III, LLC and each individual whose name appears on the signature pages thereto.

(c)(3) Mutual Confidentiality Agreement, dated April 8, 1998, by and between the Company and Fremont Partners.

(c)(4) Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer and Trust Company.

(d)    None.

(e)    Not applicable.

(f)    None.
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 *  Except for Exhibit (a)(11), each of the exhibits was filed previously with the Statement as originally filed with the Securities and Exchange Commission on July 13, 1998.


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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 12, 1998

                                          GLOBAL MOTORSPORT GROUP, INC.

                                            /s/ Joseph F. Keenan
                                          By: _________________________________
                                            Joseph F. Keenan
                                            Chairman of the Board of Directors

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                                 EXHIBIT INDEX

 EXHIBIT NO.*                            DESCRIPTION
 ------------                            -----------
 (a)(1)       Offer to Purchase, dated July 13, 1998, as amended.
 (a)(2)       Letter of Transmittal, dated July 13, 1998.
 (a)(3)       Letter to Clients, dated July 13, 1998, for use by Brokers,
              Dealers, Commercial Banks, Trust Companies and Other Nominees.
 (a)(4)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
              other Nominees, dated July 13, 1998.
 (a)(5)       Notice of Guaranteed Delivery, dated July 13, 1998.
 (a)(6)       Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.
 (a)(7)       Press Release issued by the Company and Fremont Acquisition
              Company III, LLC on June 29, 1998.
 (a)(8)       Form of Summary Advertisement, as published in the Wall Street
              Journal on July 13, 1998.
 (a)(9)       Fairness Opinion of Cleary Gull Reiland & Devitt, Inc., dated
              June 28, 1998 (attached as Annex A to the Offer to Purchase filed as Exhibit (a)(1) above).
 (a)(10)      Letter to Stockholders, dated July 13, 1998, from Joseph F.
              Keenan, Chairman of the Board of the Company.
 (a)(11)      Press Release issued by the Company on August 11, 1998.
 (b)(1)       Commitment letter, dated June 28, 1998, by Bank of America
              National Trust and Savings Association, Bankers Trust Company and
              BancAmerica Robertson Stephens to Fremont Acquisition Company
              III, LLC.
 (b)(2)       Letter, dated June 27, 1998, by BT Alex. Brown Incorporated and
              BancAmerica Robertson Stephens to Fremont Acquisition Company
              III, LLC.
 (c)(1)       Amended and Restated Agreement and Plan of Merger, dated as of
              June 28, 1998, by and among the Company, Fremont Acquisition
              Company III, LLC, and GMS Acquisition Corp.
 (c)(2)       Stockholder Agreement, dated as of June 28, 1998, by and among
              Fremont Acquisition Company III, LLC and each individual whose name appears on the signature pages thereto.
 (c)(3)       Mutual Confidentiality Agreement, dated April 8, 1998, by and between the Company and Fremont Partners.
 (c)(4)       Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer and Trust Company.

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 *  Except for Exhibit (a)(11), each of the exhibits was filed previously with the Statement as originally filed with the Securities and Exchange Commission on July 13, 1998.

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